# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 28, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933 and
## UTHE SECURITIES EXCHANGE ACT OF 1934

**Monotype Imaging Holdings Inc.**

**File Nos. 333-140232 and 001-33612**

**CF# 30486**

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Monotype Imaging Holdings Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 26, 2007 and Form10-K filed on March 27, 2008.

Based on representations by Monotype Imaging Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|-------------------------------|
| 10.64 | S-1 | January 26, 2007 | through December 31, 2018 |
| 10.41 | 10-K | March 27, 2008 | through December 31, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary